

October 19, 2011

Via E-mail
Charles Bland
Chief Executive Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

> **Re:** **M/A-COM Technology Solutions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended September 30, 2011**
> **File No. 333-175934**

Dear Mr. Bland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revisions in response to prior comment 1; however, it is unclear how the customers' products shown on the cover relate to your semiconductors and electronic components. If you elect to show customer products in your prospectus, please do so elsewhere in your document where you can clearly describe their relationship to your products and their relevance to your business.

2. We note your responses to our prior comment numbers 2, 6 and 10 in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

Prospectus Summary, page 1

3.   We note your response to prior comment 4. If you elect to disclose your top customers from each of your primary markets, state clearly which customers represent each market. It is not appropriate to selectively disclose your customers based on name recognition. Please revise.

Exhibits and Financial Statement Schedules, page II-3

4.   Your response to prior comment 13 appears to address only the omission of schedules and similar attachments. It does not address the omission of exhibits to exhibits 2.1 and 2.2 that are not similar to schedules. Please provide us an expanded response that addresses all omissions.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Amanda Ravitz, Assistant Director, at (202) 551-3528 with any other questions.

                                        Sincerely

                                        /s/ Jeffrey Jaramillo

                                        Jeffrey Jaramillo
                                        Accounting Branch Chief

cc (via e-mail): Jason Day, Esq.
                Perkins Coie LLP